Fang Xue, Esq. Direct: +86 10 6502 8687 Fax: +86 10 6502 8510 fxue@gibsondunn.com

December 10, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Zenix Auto International Limited

Schedule 13E-3

Filed on November 5, 2021

Filed by China Zenix Auto International Limited, Mr. Jianhui Lai, Newrace

Limited, and Newrace Mergersub Limited

File No. 005-86548

Dear Mr. Hindin:

On behalf of China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 2, 2021, with respect to the Schedule 13E-3, File No.005-86548 (the “Schedule 13E-3”) filed on November 5, 2021 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons and certain other relevant persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Amendment and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto is being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any person other than the Company, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

1.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 24 of the Revised Proxy Statement.

2.

Refer to the preceding comment. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 27-28 of the Revised Proxy Statement.

3.

We note that the Company filed a Form 6-K on December 1, 2021 announcing its unaudited financial results for the third quarter ended September 30, 2021. Please revise this section to disclose the information required by Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and section 14410.2 of the Division of Corporation Finance Financial Reporting Manual.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 83-87 of the Revised Proxy Statement.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue, Esq.
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:	Yudong Zhao (Zhong Lun Law Firm, counsel to Buyer Group)

Virginia Tam (K&L Gates LLP, counsel to the Company)

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